UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Valera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

91914F100

(CUSIP Number)

Mark. S. Butler

General Counsel

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, MA 02421

Telephone: (781) 861-8444

Copy to:

Eileen T. Nugent

Marc S. Gerber

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Telephone: (212) 735-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 11, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91914F100

1.	Names of Reporting Persons. Indevus Pharmaceuticals, Inc. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power - 0 -
8. Shared Voting Power 6,178,017*
9. Sole Dispositive Power - 0 -
10. Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,178,017*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.4%
14.	Type of Reporting Person (See Instructions) CO

* 6,178,017 shares of Common Stock that may be deemed to be beneficially owned pursuant to the Voting Agreements referred to in Item 4 below and the irrevocable proxies contained therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Indevus that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by Indevus.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Valera Pharmaceuticals, Inc., a Delaware corporation (“Valera”). The principal executive offices of Valera are located at 7 Clarke Drive, Cranbury, NJ 08512.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f) This Schedule 13D is being filed by Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”). Indevus is a biopharmaceutical company engaged in the acquisition, development and commercialization of products to treat urological, gynecological and men’s health conditions. The address of Indevus’ principal executive offices is 33 Hayden Avenue, Lexington, MA 02421. The name, business address, citizenship and present principal occupation of each director and executive officer of Indevus are set forth in Schedule I to this Schedule 13D, which is incorporated herein by reference.

(d)-(e) During the five years prior to the date hereof, neither Indevus nor, to the best knowledge of Indevus, any person listed on Schedule I to this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4 hereof, each of certain affiliated funds of Sanders Morris Harris, Inc. and Psilos Group Partners II-S, L.P. (each a “Stockholder” and together, the “Stockholders”), who is the record and/or beneficial owner, respectively, of 5,449,980 and 728,037 shares of the Common Stock (the “Subject Shares”), has entered into a Voting Agreement (as defined in Item 4) with Indevus and Hayden Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Indevus (“Merger Sub”). Any beneficial ownership of Indevus in the Subject Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds.

Each Stockholder entered into a Voting Agreement as an inducement for Indevus and Merger Sub to enter into the Merger Agreement (described in Item 4). For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. Copies of the Voting Agreements are filed as Exhibit 2 and Exhibit 3 and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

As stated above in Item 3, the Voting Agreements were entered into as an inducement for Indevus’ entering into the Merger Agreement.

Merger Agreement

On December 11, 2006, Indevus, Merger Sub and Valera entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Indevus will acquire Valera. Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Valera (the “Merger”), the separate corporate existence of Merger Sub will cease and Valera will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Indevus.

Pursuant to the Merger Agreement, upon the closing of the Merger, each share of common stock of Valera outstanding immediately prior to the closing of the Merger (other than shares held by Valera or Indevus or any stockholders who properly exercise dissenters’ rights under Delaware law), will automatically be converted into the right to receive a number of shares of Indevus common stock equal to $7.75 divided by the volume weighted average of the closing prices of Indevus common stock during the 25 trading days ending on the fifth trading day prior to the date of the Valera stockholders’ meeting to consider the Merger (the “Indevus Common Stock Value”). The exchange ratio is subject to a collar such that if the Indevus Common Stock Value falls outside of the collar the exchange ratio will become fixed. If the Indevus Common Stock Value is greater than $8.05, then the exchange ratio will be .9626, and if it is less than $6.59, then the exchange ratio will be 1.1766.

In addition, subject to the terms and conditions set forth in contingent stock rights agreements to be entered into between Indevus and a Rights Agent, upon the closing of the Merger each outstanding share of Valera common stock will be converted into the right to receive one contingent stock right (“CSR”) for each of three Valera products in development – Supprelin - LA, ureteral stent and VP003 (Octreotide implant) – convertible for $1.00, $1.00 and $1.50, respectively, worth of Indevus common stock upon Indevus receiving an approval letter from the U.S. Food and Drug Administration (“FDA”) with respect to such product and satisfaction of certain other conditions. The respective CSRs will expire if FDA approval is not achieved within three years of closing in the case of Supprelin-LA and within five years of closing in the case of the ureteral stent and VP003 (Octreotide implant).

Completion of the Merger is subject to various customary conditions, including, among others, (i) requisite approvals of Indevus and Valera stockholders, (ii) effectiveness of the registration statement for the Indevus securities to be issued in the Merger, (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) absence of any governmental action challenging or seeking to prohibit the Merger.

Voting Agreements

In connection with the Merger Agreement, Indevus and Merger Sub have entered into voting agreements (each a “Voting Agreement”) with certain affiliated funds of Sanders Morris Harris, Inc. and with Psilos Group Partners II-S, L.P., who collectively own approximately 41.4% of Valera’s outstanding shares as of December 11, 2006.

Pursuant to each Voting Agreement, the Stockholder agreed to vote its Common Stock in favor of the Merger and against any transaction or other action that would interfere with the Merger. The Stockholder’s agreement to vote its Common Stock as described above is subject to limitations if the Valera board of directors changes its recommendation with respect to the Merger. Under such circumstances, the Stockholder is required to vote in favor of the Merger (or against another transaction) only a number of shares of Common Stock equal to half of the outstanding shares of Common Stock that it owns, with the remaining half of its Common Stock required to be voted in the same proportion as all other Common Stock not beneficially owned by any of the Stockholders. The Voting Agreement also prohibits the Stockholder from taking various actions that could be expected to facilitate a competing takeover proposal or otherwise be inconsistent with or violative of the provisions of the Voting Agreement. In addition, the Stockholders granted Indevus an irrevocable proxy to vote their Common Stock as indicated above.

The Stockholders agreed to not transfer any Common Stock owned or grant any proxies or powers of attorney with respect to any Common Stock in contravention of the obligations under the Voting Agreements, or subject any Common Stock owned to any pledges, liens or other encumbrances or arrangements. Each Voting Agreement terminates on the earliest to occur of (i) mutual consent of Indevus, Merger Sub and the applicable Stockholder, (ii) termination of the Merger Agreement in accordance with its terms and (iii) the closing of the Merger.

Except as set forth in this Item 4, neither Indevus nor, to the best knowledge of Indevus, any of the individuals referred to in Schedule I to this Schedule 13D, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

The foregoing summaries of certain provisions of the Merger Agreement and the Voting Agreements do not purport to be complete descriptions and are qualified in their entirety by reference to the full texts of the Merger Agreement and each Voting Agreement, which are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Immediately prior to the execution of the Voting Agreements, Indevus did not beneficially own any Common Stock. Upon execution of the Voting Agreements, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Indevus may be deemed to have shared voting power with respect to (and therefore beneficially own) 6,178,017 shares of Common Stock, which represents approximately 41.4% of the 14,934,807 shares of Common Stock outstanding as of December 8, 2006.

Except as set forth above, neither Indevus nor, to the best knowledge of Indevus, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Indevus that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth or incorporated herein, neither Indevus nor, to the best knowledge of Indevus, any of the individuals referred to in Schedule I to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement and the Voting Agreements described in Item 4 of this Schedule 13D, to the best knowledge of Indevus, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Indevus and the individuals named in Schedule I to this Schedule 13D and between such individuals and any other person with respect to any securities of Valera, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of December 11, 2006, by and among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and Valera Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

2	Voting Agreement, dated as of December 11, 2006, by and among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and certain affiliated funds of Sanders Morris Harris, Inc. (incorporated by reference to Exhibit 10.1 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

3	Voting Agreement, dated as of December 11, 2006, by and among Indevus Pharmaceuticals, Inc., Hayden Merger Sub, Inc. and Psilos Group Partners II-S, L.P. (incorporated by reference to Exhibit 10.2 to Indevus’ Current Report on Form 8-K, filed on December 12, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2006

INDEVUS PHARMACEUTICALS, INC.

By:  /s/  Mark S. Butler

Name:  Mark S. Butler

Title:    Executive Vice President, Chief Administrative

             Officer and General Counsel

SCHEDULE I

Indevus Pharmaceuticals, Inc.

Directors and Executive Officers

Each person’s business address is c/o Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, MA 02421, and each person is a United States citizen. Except as indicated below, each person’s principal employer is Indevus.

Name	Present Principal Occupation
Directors
Glenn L. Cooper, M.D.	Chairman and Chief Executive Officer
Andrew Ferrara	Founder and President, Boston Healthcare Associates, Inc.
Michael E. Hanson	Founding Partner, Barnard Life Sciences
Stephen C. McCluski	Senior Vice President and Chief Financial Officer, Bausch and Lomb Incorporated
Cheryl P. Morley	Senior Vice President for Corporate Strategy, Monsanto Company
Malcolm Morville, Ph.D.	President, Chief Executive Officer and Director, Ariston Pharmaceuticals, Inc.
David B. Sharrock	Retired

Officers
Glenn L. Cooper, M.D.	Chairman and Chief Executive Officer
Thomas F. Farb	President and Chief Operating Officer
Noah D. Beerman	Executive Vice President and Chief Business Officer
Mark S. Butler	Executive Vice President, Chief Administrative Officer and General Counsel
Michael W. Rogers	Executive Vice President, Chief Financial Officer and Treasurer
Bobby W. Sandage, Jr., Ph.D.	Executive Vice President, Research and Development and Chief Scientific Officer
John H. Tucker	Executive Vice President, Chief Sales and Marketing Officer